UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________
FORM 6-K
________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: November 20, 2023
Commission File Number: 001-39307
________________________________
Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)
________________________________
2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)
________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Legend Biotech Reports Financial Results for the Nine Months Ended September 30, 2023
Legend Biotech Corporation (“Legend Biotech”) is furnishing this report on Form 6-K to provide its unaudited interim condensed consolidated financial statements as of September 30, 2023 and for the nine months ended September 30, 2023 and 2022 and to provide Management’s Discussion and Analysis of Financial Condition and Results of Operations with respect to such financial statements. In addition, Legend Biotech is updating its pipeline of product candidates, as set forth in Exhibit 99.4 to this Form 6-K.

On November 20, 2023, Legend Biotech issued a press release regarding its unaudited financial results for the nine months ended September 30, 2023 and recent business highlights, which is attached to this Form 6-K as Exhibit 99.1 The unaudited condensed consolidated financial statements as of September 30, 2023 and for the nine months ended September 30, 2023 and 2022 are attached to this Form 6-K as Exhibit 99.2. Management’s Discussion and Analysis of Financial Condition and Results of Operations is attached to this Form 6-K as Exhibit 99.3.

This report on Form 6-K, including Exhibits 99.1 (other than the information included under “Webcast/Conference Call Details” and “About Legend Biotech”), 99.2, 99.3 and 99.4, are hereby incorporated by reference into Legend Biotech’s Registration Statements on Form F-3 (Registration Nos. 333-257625, 333-257609 and 333-272222) and Legend Biotech’s Registration Statement on Form S-8 (Registration No. 333-239478).
EXHIBIT INDEX

Exhibit	Title
99.1	Press Release, dated November 20, 2023.
99.2	Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2023, and for the nine months ended September 30, 2023 and 2022.
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations.
99.4	Pipeline
101
The following materials from Legend Biotech’s Report on Form 6-K for the nine months ended September 30, 2023 formatted in XBRL (eXtensible Business Reporting Language): (i) the Unaudited Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income, (ii) the Unaudited Interim Condensed Consolidated Statement of Financial Position, (iii) the Unaudited Interim Condensed Consolidated Statements of Changes in Equity, (iv) the Unaudited Interim Condensed Consolidated Statements of Cash Flows, and (v) Notes to the Unaudited Interim Condensed Consolidated Financial Statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

November 20, 2023	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer

Exhibit 99.2
LEGEND BIOTECH CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

		Nine months ended September 30,
	Notes	2023	2022
		US$’000, except per share data	US$’000, except per share data
		(Unaudited)	(Unaudited)
REVENUE	3
License revenue		35,172	50,000
Collaboration revenue		170,369	39,236
Other revenue		138	136
Total revenue		205,679	89,372
Collaboration cost of revenue		(111,764)	(42,399)
Other income and gains	3	49,812	4,693
Research and development expenses		(276,535)	(254,892)
Administrative expenses		(78,062)	(53,950)
Selling and distribution expenses		(60,481)	(67,594)
Other expenses		(231)	(9,496)
Fair value gain/(loss) of warrant liability		(85,750)	30,200
Finance costs	5	(15,974)	(5,935)
LOSS BEFORE TAX	4	(373,306)	(310,001)
Income tax benefit/(expense)	6	(130)	(472)
LOSS FOR THE PERIOD		(373,436)	(310,473)
Attributable to:
Ordinary equity holders of the parent		(373,436)	(310,473)
LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT	7
Basic		(1.07)	(0.99)
Diluted		(1.07)	(0.99)
OTHER COMPREHENSIVE INCOME
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences:
Exchange differences on translation of foreign operations		(13,705)	1,143
Net other comprehensive (loss)/ income that may be reclassified to profit or loss in subsequent periods		(13,705)	1,143
OTHER COMPREHENSIVE (LOSS)/ INCOME FOR THE PERIOD, NET OF TAX		(13,705)	1,143
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(387,141)	(309,330)
Attributable to:
Ordinary equity holders of the parent		(387,141)	(309,330)
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS SEPTEMBER 30, 2023 AND CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT DECEMBER 31, 2022

	Notes	September 30, 2023	December 31, 2022
		US$’000	US$’000
		(Unaudited)
NON-CURRENT ASSETS
Property, plant and equipment	8	109,503	105,168
Advance payments for property, plant and equipment		419	914
Right-of-use assets	9	74,811	55,590
Time deposits	12	4,268	—
Intangible assets		4,009	3,409
Collaboration prepaid leases		135,997	65,276
Other non-current assets		1,531	1,487
Total non-current assets		330,538	231,844
CURRENT ASSETS
Collaboration inventories	10	18,014	10,354
Trade receivables		20	90
Prepayments, other receivables and other assets	11	66,569	61,755
Financial assets at fair value through profit or loss		185,792	185,603
Pledged deposits	12	356	1,270
Time deposits	12	274,575	54,016
Cash and cash equivalents	12	963,470	786,031
Total current assets		1,508,796	1,099,119
Total assets		1,839,334	1,330,963
CURRENT LIABILITIES
Trade payables		17,173	32,893
Other payables and accruals	13	144,651	184,109
Government grants		630	451
Lease liabilities	9	2,915	3,563
Tax payable		9,853	9,772
Warrant liability	14	—	67,000
Total current liabilities		175,222	297,788
NON-CURRENT LIABILITIES
Collaboration interest-bearing advanced funding	15	275,906	260,932
Lease liabilities long term	9	41,687	20,039
Government grants		6,764	7,659
Other non-current liabilities		119	233
Total non-current liabilities		324,476	288,863
Total liabilities		499,698	586,651
EQUITY
Share capital	16	36	33
Reserves		1,339,600	744,279
Total ordinary shareholders’ equity		1,339,636	744,312
Total equity		1,339,636	744,312
Total liabilities and equity		1,839,334	1,330,963
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

	Attributable to equity holders of the parent
	Share capital	Share premium*		Share-based compensation reserves*		Foreign currency translation reserve*		Retained earnings/ (accumulated losses)*		Total equity
	US$‘000	US$‘000		US$‘000		US$‘000		US$‘000		US$‘000
As at January 1, 2022	31	1,261,454	*	19,702	*	4,864	*	(520,107)	*	765,944
Loss for the period	—	—		—		—		(310,473)		(310,473)
Other comprehensive loss:
Exchange differences on translation of foreign operations	—	—		—		1,143		—		1,143
Total comprehensive loss for the period	—	—		—		1,143		(310,473)		(309,330)
Issuance of ordinary shares relating to private placement for public offering, net of issuance costs	2	377,641		—		—		—		377,643
Exercise of share options	—	3,280		(975)		—		—		2,305
Reclassification of vested restricted share units	—	12,314		(12,314)		—		—		—
Equity-settled share-based compensation expense	—	—		25,365		—		—		25,365
As at September 30, 2022 (unaudited)	33	1,654,689	*	31,778	*	6,007	*	(830,580)	*	861,927

As at January 1, 2023	33	1,657,015		39,049		14,671		(966,456)		744,312
Loss for the period	—	—		—		—		(373,436)		(373,436)
Other comprehensive loss:
Exchange differences on translation of foreign operations	—	—		—		(13,705)		—		(13,705)
Total comprehensive loss for the period	—	—		—		(13,705)		(373,436)		(387,141)
Issuance of ordinary shares relating to private placement for institutional investors, net of issuance costs	1	234,409		—		—		—		234,410
Issuance of ordinary shares relating to registered direct offering, net of issuance costs	1	349,277		—		—		—		349,278
Issuance of ordinary shares relating to the exercise of warrant	1	352,490		—		—		—		352,491
Exercise of share options	—	17,301		(6,106)		—		—		11,195
Reclassification of vested restricted share units	—	23,421		(23,421)		—		—		—
Equity-settled share-based compensation expense	—	—		35,091		—		—		35,091
As at September 30, 2023 (unaudited)	36	2,633,913	*	44,613	*	966	*	(1,339,892)	*	1,339,636
*These reserve accounts comprise the consolidated reserves of $1,339.6 million and $861.9 million in the consolidated statements of financial position as at September 30, 2023 and, 2022, respectively.
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

LEGEND BIOTECH CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

		Nine months ended September 30,
	Notes	2023	2022
		US$’000	US$’000
		(Unaudited)	(Unaudited)
CASH FLOWS USED IN OPERATING ACTIVITIES
Loss before tax		(373,306)	(310,001)
Adjustments for:
Finance income	3	(37,185)	(3,293)
Finance costs	5	15,974	5,935
Depreciation of property, plant and equipment	8	7,978	7,692
Loss on disposal of property, plant and equipment		223	8
Amortization of intangible assets		1,442	1,621
Depreciation of right-of-use assets	9	5,680	3,830
Fair value gain/(loss) of warrant liability	14	85,750	(30,200)
Fair value gains on financial assets measured at fair value through profit or loss		(792)	(102)
Foreign currency exchange loss, net		(10,136)	9,322
Equity-settled share-based compensation expense		35,091	25,365
Deferred government grant		(484)	(234)
		(269,765)	(290,057)
Decrease in trade receivables		70	50,351
Increase in prepayments, other receivables and other assets		(6,413)	(63,446)
Decrease in other non-current assets		—	895
Increase in collaboration inventories	10	(7,660)	(8,680)
Government grant received		—	6,521
(Decrease)/increase in trade payables		(15,720)	30,504
(Decrease)/increase in other payables and accruals		(28,784)	117,544
Decrease in other non-current liabilities		(1,243)	(122)
Cash used in operations		(329,515)	(156,490)
Interest income received		32,903	1,801
Income tax received		—	3,709
Interest on lease payments		(1,019)	(559)
Net cash used in operating activities		(297,631)	(151,539)
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

		Nine months ended September 30,
	Note	2023	2022
		US$’000	US$’000
		(Unaudited)	(Unaudited)
CASH FLOWS USED IN INVESTING ACTIVITIES
Purchase of property, plant and equipment		(15,739)	(14,374)
Purchase of intangible assets		(134)	(379)
Prepayment to collaborator for collaboration assets		(80,218)	(7,846)
Purchase of financial assets measured at fair value through profit or loss		—	(160,000)
Cash received from withdrawal of financial assets measured at fair value through profit or loss		—	99,990
Cash received from withdrawal of financial assets measured at amortized cost		—	30,000
Cash receipts of investment income		6,402	310
Decrease/(addition) of pledged short-term deposits		922	(400)
Addition in time deposits		(2,948,694)	(369,971)
Decrease in time deposits		2,722,738	320,646
Net cash used in investing activities		(314,723)	(102,024)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from registered direct offering, net of issuance costs		—	—
Proceeds from exercise of warrant by warrant holder, net of issuance cost		199,741	—
Proceeds from issuance of ordinary shares for follow on public offering, net of issuance costs		349,278	377,643
Proceeds from issuance of ordinary shares for institutional investors, net of issuance costs		234,410	—
Proceeds from exercise of share options		11,195	2,305
Principal portion of lease payments		(4,059)	(1,189)
Net cash provided by financing activities		790,565	378,759
NET INCREASE IN CASH AND CASH EQUIVALENTS		178,211	125,196
Effect of foreign exchange rate changes, net		(772)	(1,401)
Cash and cash equivalents at beginning of year		786,031	688,938

CASH AND CASH EQUIVALENTS AT END OF PERIOD	12	963,470	812,733
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances		1,242,669	1,031,334
Less: Pledged deposits		356	1,851
Time deposits		278,843	216,750
Cash and cash equivalents as stated in the statement of financial position	12	963,470	812,733
Cash and cash equivalents as stated in the statement of cash flows		963,470	812,733
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
1. CORPORATE INFORMATION
Legend Biotech Corporation ("Legend") was incorporated on May 27, 2015 as an exempted company in the Cayman Islands with limited liability under the Companies Law of the Cayman Islands. The address of Legend's registered office is PO Box 10240, Harbour Place, 103 South Church Street, George Town, Grant Cayman KY1-1002, Cayman Islands.
Legend is an investment holding company. Legend’s subsidiaries are principally engaged in the discovery, development, manufacturing and commercialization of novel cell therapies for oncology and other indications.
2.1. BASIS OF PREPARATION
The unaudited interim condensed consolidated financial statements of Legend and its subsidiaries (collectively referred to as the “Company”) for the nine months ended September 30, 2023 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting (“IAS34”) issued by the International Accounting Standards Board (the “IASB”).
The accounting policies and basis of preparation adopted in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company financial statements for the year ended December 31, 2022. The Company has not early adopted any other standards, interpretation or amendments that have been issued but are not yet effective.
In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the nine months ended September 30, 2023 are not necessarily indicative of results to be expected for any other interim periods or for the year ended December 31, 2023. The condensed consolidated statement of financial position as of December 31, 2022 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by the IASB for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022.
2.2. NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE COMPANY
There were no new International Financial Reporting Standards (“IFRS”), amendments or interpretations issued by the IASB that became effective in the nine months ended September 30, 2023 that had a material impact on the Company's unaudited interim condensed consolidated financial statements.
3. REVENUE, OTHER INCOME AND GAINS
An analysis of revenue is as follows:

	Nine months ended September 30,
	2023	2022
	US$’000 (Unaudited)	US$’000 (Unaudited)
Revenue
Licensing of intellectual property	35,172	50,000
Collaboration revenue	170,369	39,236
Other revenue	138	136
Total	205,679	89,372

Revenue from licensing of intellectual property is recognized at a point in time. Revenue from licensing of intellectual property represents variable consideration relating to the milestone payments that were constrained in prior years but included in the transaction price when the achievement of the milestones was highly probable. Collaboration revenue includes our pro-rata share of collaboration net trade sales for which Janssen Biotech, Inc. (“Janssen”) is the principal in the sale to the customer under the collaboration and license agreement with Janssen (the “Janssen Agreement”). Other revenue is related to an exclusive licensing of certain patents to Nanjing Probio Biotech Co., Ltd. and its affiliates and related subsequent sales-based royalties.

	Nine months ended September 30,
	2023	2022
	US$’000 (Unaudited)	US$’000 (Unaudited)
Other income and gains
Other income:
Finance income	37,185	3,293
Government grants*	1,528	1,066
Other	5	91
Total income	38,718	4,450

Gains:
Foreign currency exchange gain, net	10,136	—
Fair value gains on financial assets measured at fair value change through profit or loss	792	112
Other	166	131
Total gains	11,094	243
Total other income and gains	49,812	4,693
________________________________
*The amount represents subsidies received from local government authorities to support the Company’s business. There were no unfulfilled conditions and other contingencies attached to these government grants.

4. LOSS BEFORE TAX
The Company’s loss before tax is arrived at after charging:

	Nine months ended September 30,
	2023	2022
	US$’000 (Unaudited)	US$’000 (Unaudited)
Employee benefit expense (including directors’ remuneration):
Wages and salaries	148,850	104,324
Pension scheme contributions (defined contribution schemes)	5,251	4,333
Equity-settled share-based compensation expense	35,091	25,365

5. FINANCE COSTS

	Nine months ended September 30,
	2023	2022
	US$’000 (Unaudited)	US$’000 (Unaudited)
Interest on lease liabilities	1,019	286
Collaboration interest-bearing advanced funding	14,955	5,649
Total	15,974	5,935
6. INCOME TAX
The Company is subject to income tax on an entity basis on profits arising in or derived from jurisdictions in which Legend or its subsidiaries are domiciled and operate.
Cayman Islands
Under the current laws of the Cayman Islands, Legend is not subject to tax on income or capital gains. Legend is subject to withholding tax on intercompany notes, which is insignificant.
British Virgin Islands
Under the current laws of the British Virgin Islands (“BVI”), the subsidiary that operates in BVI is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company’s subsidiaries incorporated in BVI to its shareholders, no withholding tax will be imposed.
Hong Kong
Under the current tax laws of Hong Kong, the subsidiary which operates in Hong Kong is subject to the two-tiered profits tax rates regime. The first HK$2,000,000 (2022: HK$2,000,000) of assessable profits were taxed at 8.25% (2022: 8.25%) and the remaining assessable profits were taxed at 16.5% (2022: 16.5%). Under the Hong Kong tax law, Legend's subsidiary in Hong Kong is exempted from income tax on its foreign derived income and there are no withholding taxes in Hong Kong on remittance of dividends.
United States of America
Under the current tax laws of the United States, Legend's subsidiary which operates in the United States is subject to federal tax at a rate of 21% (2022: 21%) and a blended state tax rate of 5.4% (2022: 9%). Dividends payable by Legend's subsidiary in the United States, to non-US resident enterprises shall be subject to 30% withholding tax, unless the respective non-US resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangement with the United States that provides for a reduced withholding tax rate or an exemption from withholding tax.
Ireland
Under the current laws of Ireland, Legend's subsidiary which operates in Ireland is subject to Corporate Income Tax ("CIT") at a rate of 12.5% (2022: 12.5%) on its taxable trading income. Any non-trading income is subject to CIT at a rate of 25% (2022: 25%). Dividend withholding tax is imposed on distributions made by Irish companies at a rate of 25% in 2022 (2022: 25%) with many exemptions provided.

Greater China
Pursuant to the Corporate Income Tax Law of the People's Republic of China (the "PRC") and the respective regulations (the “CIT Law”), Legend's subsidiaries which operate in the PRC are subject to CIT at a rate of 25% on the taxable income. During the nine months ended September 30, 2023 and 2022, the applicable income tax rate was 25%.

Dividends, interests, rent or royalties payable by Legend's PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% CIT, namely withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with the PRC that provides for a reduced withholding tax rate or an exemption from withholding tax.
Belgium
Under the current laws of Belgium, the subsidiary which operates in Belgium is subject to CIT at a rate of 25% on its taxable trading income. Dividend withholding tax is imposed on distributions made by Belgium companies at a rate of 30% with many exemptions provided.

Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the jurisdictions in which the Company operates.

Total income tax expense for the nine months ended September 30, 2023 and 2022 was $0.1 million and $0.5 million, respectively.
7. LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
The calculation of the basic loss per share amount is based on the loss for the period attributable to ordinary equity holders of Legend Biotech Corporation, and the weighted average number of ordinary shares of 348,293,363 and 314,094,019 in issue during the nine months ended September 30, 2023 and 2022, respectively.
The calculation of the diluted earnings per share amount is based on the loss for the period attributable to ordinary equity holders of Legend Biotech Corporation. The weighted average number of ordinary shares used in the calculation is the number of ordinary shares in issue during the period, as used in the basic earnings per share calculation, and the weighted average number of ordinary shares assumed to have been issued at no consideration on the deemed exercise of all potentially dilutive securities into ordinary shares.
No adjustment for dilution has been made to the basic loss per share amounts presented for the nine months ended September 30, 2023 and 2022, as the impact of the outstanding share options, restricted share units (the "RSUs"), and warrant liability had an anti-dilutive effect on the basic loss per share amounts presented.
The calculations of basic and diluted loss per share are based on:

	Nine months ended September 30,
	2023	2022
	US$’000 (Unaudited)	US$’000 (Unaudited)
Losses
Loss attributable to ordinary equity holders of the parent, used in the basic earnings per share calculation	(373,436)	(310,473)

	Number of shares Nine months ended September 30,
	2023	2022
	(Unaudited)	(Unaudited)
Shares
Weighted average number of ordinary shares in issue during the period used in the basic earnings per share calculation	348,293,363	314,094,019

8. PROPERTY, PLANT AND EQUIPMENT
The carrying amounts of the Company’s property, plant and equipment and the movements for the nine months ended September 30, 2023 are as follows:

2023
US$’000 (Unaudited)
At January 1, 2023
Cost	130,377
Accumulated depreciation	(25,209)
Net carrying amount	105,168
At January 1, 2023, net of accumulated depreciation	105,168
Additions	14,110
Disposals	(153)
Depreciation provided during the period	(7,978)
Exchange realignment	(1,644)
At September 30, 2023, net of accumulated depreciation	109,503
At September 30, 2023:
Cost	141,463
Accumulated depreciation	(31,960)
Net carrying amount	109,503

9. LEASES
The Company as a lessee
The Company has lease contracts for leasehold land, buildings and collaboration assets. Lump sum payments were made upfront to acquire the leasehold land from the owners with lease periods of 50 years, and no ongoing payments will be made under the terms of these leasehold land contracts. Collaboration assets represent the Company’s share of assets leased to the collaboration from Janssen, which purchased the assets on behalf of the collaboration, in connection with the Janssen Agreement. Collaboration assets under construction that will be leased to the collaboration from Janssen when placed into service are classified as collaboration prepaid leases on the condensed consolidated financial statements. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease terms and the estimated useful lives of the assets.
(a)Right-of-use assets
The carrying amounts of the Company’s right-of-use assets and the movements for the nine months ended September 30, 2023 are as follows:

2023
US$’000 (Unaudited)

Right-of-use assets at January 1, 2023	55,590
Additions	25,918
Exchange realignment	(1,017)
Depreciation of right-of-use assets	(5,680)
Right-of-use assets at September 30, 2023	74,811
(b)Lease liabilities
At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The balance of the Company’s lease liabilities and the movements for the nine months ended September 30, 2023 are as follows:

2023
US$’000 (Unaudited)
Carrying amount at January 1, 2023	(23,602)
Additions	(25,925)
Accretion of interest recognized during the period	(1,013)
Payments	5,072
Exchange realignment	866
Carrying amount at September 30, 2023	(44,602)
Analyzed into:
Current portion	(2,915)
Non-current portion	(41,687)
Total	(44,602)

10. COLLABORATION INVENTORIES

	September 30, 2023	December 31, 2022
	US$’000 (Unaudited)	US$’000
Raw materials	11,737	6,989
Work-in-process	2,287	690
Finished goods	3,990	2,675
Total collaboration inventories	18,014	10,354
The Company's reserve for inventory was $6.6 million and $5.3 million as of September 30, 2023 and December 31, 2022, respectively. The Company’s reserve for inventory primarily represented expired material and certain batches or units of product that did not meet quality specifications that were charged to collaboration cost of sales.
11. PREPAYMENTS, OTHER RECEIVABLES AND OTHER ASSETS

	September 30, 2023	December 31, 2022
	US$’000 (Unaudited)	US$’000
Interest receivable	—	1,517
Other receivables	48,332	41,324
Lease receivables	99	188
VAT recoverable	1,236	1,396
Prepayments	16,902	17,330
Total	66,569	61,755
None of the above assets are either past due or impaired. The financial assets included in the above balances relate to receivables for which there was no recent history of default. The Company estimated that the expected credit loss for the above receivables as at September 30, 2023 and December 31, 2022 is insignificant.
12. CASH AND CASH EQUIVALENTS, TIME DEPOSITS AND PLEDGED DEPOSITS

	September 30, 2023	December 31, 2022
	US$’000 (Unaudited)	US$’000

Cash and bank balances	1,242,669	841,317
Pledged deposits	(356)	(1,270)
Time deposits	(278,843)	(54,016)

Cash and cash equivalents	963,470	786,031

Denominated in USD	932,371	727,160
Denominated in RMB	13,411	21,472
Denominated in EUR	17,688	37,399

Cash and cash equivalents	963,470	786,031

The cash and cash equivalents of the Company denominated in Renminbi (“RMB”) amounted to $13.4 million and $21.5 million as at September 30, 2023 and December 31, 2022, respectively. The RMB is not freely convertible into other currencies, however, under Greater China Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Company is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.
The pledged deposit as at September 30, 2023 and December 31, 2022 was pledged for issuing a letter of guarantee to a supplier of the Company and for credit card facilities.
Cash and cash equivalents earns interest at floating rates based on daily bank deposit rates. The bank balances are deposited with creditworthy banks with no recent history of default. The carrying amounts of the cash and cash equivalents approximate to their fair values.
13. OTHER PAYABLES AND ACCRUALS

	September 30, 2023	December 31, 2022
	US$’000 (Unaudited)	US$’000
Accrued payroll	25,189	21,892
Accrued expense	89,581	127,390
Other payables	11,649	10,960
Payable for Collaboration Assets	16,465	22,852
Other tax payables	1,767	1,015
Total	144,651	184,109
Other payables are non-interest-bearing and repayable on demand.
14. WARRANT LIABILITY
On May 13, 2021, the Company entered into a subscription agreement with an institutional investor (the “PIPE Investor”) relating to the offer and sale of 20,809,850 ordinary shares of the Company, par value $0.0001 per share (the “ordinary shares”), in a private placement at a purchase price of $14.41625 per ordinary share (the “PIPE Offering”). The total proceeds from the PIPE Offering were $300.0 million. Pursuant to the subscription agreement, the Company also issued to the PIPE Investor, concurrently with the PIPE offering, a warrant (the “Warrant”) exercisable for up to an aggregate of 10,000,000 ordinary shares (such transaction together with the PIPE Offering, the “Transactions”). The Transactions closed on May 21, 2021 (the “Closing Date”). The Warrant was exercisable, in whole or in part, at an exercise price of $20.00 per ordinary share. The Warrant was exercisable after the Closing Date and prior to the two-year anniversary of the Closing Date.
On May 11, 2023, the PIPE Investor exercised the Warrant in full for an aggregate exercise price of $200.0 million, and, as a result, the Company issued 10,000,000 ordinary shares to the PIPE Investor. The Warrant was accounted for as a financial liability because the Warrant was net share settleable at the holder’s option. In 2023, up to the exercise of the warrant, the Company recorded a fair value loss of $85.8 million.
The movement of the warrant liability is set out as below:

Total
US$’000 (Unaudited)
At January 1, 2023	67,000
Fair value loss of the warrant liability	85,750
Exercise of the warrant liability	(152,750)
At September 30, 2023	—

15. COLLABORATION INTEREST-BEARING ADVANCED FUNDING

	Effective interest rate (%)	Maturity	September 30, 2023
			US$’000 (Unaudited)
Non-current
Loans from a collaborator	8.64	No specific maturity date	275,906
Pursuant to the Janssen Agreement, the Company is entitled to receive funding advances from Janssen when certain operational conditions are met. As a result, the Company took an initial funding advance with principal amounting to $17.3 million on June 18, 2021, a second funding advance with principal amounting to $53.1 million on September 17, 2021, a third funding advance with principal amounting to $49.3 million on December 17, 2021, a forth funding advance with principal amounting to $5.3 million on March 18, 2022, a fifth funding advance with principal amounting to $60.9 million on June 17, 2022, a sixth funding advance with principal amounting to $60.5 million on September 16, 2022, and a seventh funding advance with principal amounting to $3.6 million on December 16, 2022, by reducing the same amount of other payables due to Janssen, respectively (collectively, the “Funding Advances”).
These Funding Advances are accounted for as interest-bearing borrowings funded by Janssen, constituted by a principal amounting to $250.0 million and applicable interests accrued amounting to $25.9 million upon such principal. The interest rate pursuant to the Janssen Agreement has transitioned in accordance with the LIBOR Act . Thus, outstanding advances accrue interest at 12 month CME term SOFR plus LIBOR/SOFR adjustment (12 month) plus a margin of 2.5%. For each of the seven batches of funding advances, interest started to accrue from June 18, 2021, September 17, 2021, December 17, 2021, March 18, 2022, June 17, 2022, September 16, 2022, and December 16, 2022, respectively
Pursuant to the terms of the Janssen Agreement, Janssen may recoup the aggregate amount of Funding Advances, together with interest thereon, from Company’s share of pre-tax profits from the first profitable year of the collaboration program and, subject to some limitations, from milestone payments due to the Company under the Janssen Agreement. The Company’s management estimated the loan will not be recouped by Janssen within one year, nor does the Company expect to repay the funding advances within one year, and thus the loan was classified as a long-term liability.
16. SHARE CAPITAL AND SHARE PREMIUM
Shares

	September 30, 2023	December 31, 2022
	US$’000 (Unaudited)	US$’000
Authorized:
2,000,000,000 ordinary shares of $0.0001 each	200	200
Issued and fully paid:
363,577,853 and 330,134,480 ordinary shares of $0.0001 each	36	33

A summary of movements in the Company’s share capital and share premium is as follows:

	Number of shares in issue	Share capital	Share premium	Total
		US$’000	US$’000	US$’000
At December 31, 2022 and January 1, 2023	330,134,480	33	1,657,015	1,657,048
Issuance of ordinary shares for private placements, net of issuance cost	8,834,742	1	234,409	234,410
Issuance of ordinary shares for registered direct offering, net of issuance cost	10,937,500	1	349,277	349,278
Issuance of ordinary shares for exercise of warrants	10,000,000	1	352,490	352,491
Exercise of share option	2,344,228	—	17,301	17,301
Reclassification of vesting of restricted share units	1,326,903	—	23,421	23,421
At September 30, 2023 (Unaudited)	363,577,853	36	2,633,913	2,633,949

On April 24, 2023, May 2, 2023 and May 19, 2023 the Company sold 7,656,968, 484,992 and 692,782 ordinary shares to institutional investors in private placement transactions, respectively, for net proceeds of $234.4 million, after deduction of related issuance costs of $0.4 million. On May 10, 2023, the Company sold 10,937,500 ordinary shares to certain investors in a registered direct offering at a price of $32.00 per share, for net proceeds of $349.3 million, after deduction of related issuance costs of $0.7 million. On May 11, 2023, the PIPE Investor exercised the Warrant in full for an aggregate exercise price of $200.0 million, and, as a result, the Company issued 10,000,000 ordinary shares to the PIPE Investor.
17.COMMITMENTS AND CONTINGENCIES
(a)Capital commitments
The Company had the following capital commitments as at September 30, 2023:

September 30, 2023
(Unaudited)
Construction in progress	12,491
(b)Lease contingency

We are party to a lease with Janssen under which we expect to lease an approximately 106,000 square foot manufacturing facility from Janssen located in Raritan, New Jersey. That lease will become effective and recorded as a lease on a future date in connection with the Company’s assumption of control of such facility in accordance with the Janssen Agreement. For this facility, which we will collaboratively operate with Janssen, we continue to invest in manufacturing, quality, information technology and distribution capabilities to support the launch of CARVYKTI.

18. RELATED PARTY TRANSACTIONS

Company	Relationship
Genscript Biotech Corporation ("Genscript")	The Company’s most significant shareholder
Nanjing GenScript Biotech Co., Ltd. (formerly named as Nanjing Jinsirui Biotechnology Co., Ltd.)	Controlled by Genscript or its parent, Genscript Corporation
Jiangsu GenScript Biotech Co., Ltd.	Controlled by Genscript or its parent, Genscript Corporation
Genscript USA Incorporated	Controlled by Genscript or its parent, Genscript Corporation
Genscript USA Holdings Inc	Controlled by Genscript or its parent, Genscript Corporation
Nanjing Probio Biotech Co., Ltd.	Controlled by Genscript or its parent, Genscript Corporation
Jiangsu GenScript Probio Biotech Co., Ltd.	Controlled by Genscript or its parent, Genscript Corporation
Genscript Netherlands	Controlled by Genscript or its parent, Genscript Corporation
(a)In addition to the transactions detailed elsewhere in the interim unaudited condensed consolidated financial statements, the Company had the following transactions with related parties during the periods presented:

(i)Sales-based royalties from related parties:

	Nine months ended September 30,
	2023	2022
	US$’000 (Unaudited)	US$’000 (Unaudited)
Nanjing Probio Biotech Co., Ltd.	138	136
The sales-based royalties related to the exclusive licensing of certain patents to Nanjing Probio Biotech Co., Ltd and its affiliates.
(ii)Purchases from related parties:

	Nine months ended September 30,
	2023	2022
	US$’000 (Unaudited)	US$’000 (Unaudited)
Nanjing GenScript Biotech Co., Ltd.	3,045	4,938
Genscript USA Incorporated	337	846
Jiangsu GenScript Probio Biotech Co., Ltd	199	1,236
Nanjing Probio Biotech Co., Ltd.	26	219
Jiangsu GenScript Biotech Co., Ltd	1	52
GenScript Probio USA Inc.	—	8
Genscript Netherlands	—	2
Total	3,608	7,301
The transactions were made according to the price and terms agreed with related parties.

(iii)Shared services:
During the nine months ended September 30, 2023, no material shared services were provided to the Company by related parties. During the nine months ended September 30, 2022, Nanjing Genscript Biotech Co., Ltd provided certain accounting, legal, IT and administrative shared services to the Company for consideration of $1.5 million.
(iv)Lease contract guarantee
In 2018, Legend Biotech Ireland Limited ("Legend Ireland") entered into a property lease agreement with a third party in Dublin with lease period from 2018 to August 2028. Genscript provided a guarantee on Legend Ireland’s payment obligations under the lease agreement for nil consideration.
(b)Outstanding balances with related parties:
The Company had the following significant balances with its related parties at the end of the year:
(i)Due from related parties

	September 30, 2023	December 31, 2022
	US$’000 (Unaudited)	US$’000
Trade receivables
Nanjing Probio Biotech Co., Ltd.	20	90

	September 30, 2023	December 31, 2022
	US$’000 (Unaudited)	US$’000
Other receivables
Nanjing GenScript Biotech Co., Ltd.	15	321
Genscript USA Incorporated	16	16
Jiangsu Genscript Biotech Co., Ltd	—	3
Total	31	340

	September 30, 2023	December 31, 2022
	US$’000 (Unaudited)	US$’000
Prepayment
Nanjing Probio Biotech Co., Ltd.	244	251
Jiangsu GenScript Probio Biotech Co., Ltd	—	21
Total	244	272

(ii)Due to related parties

	September 30, 2023	December 31, 2022
	US$’000 (Unaudited)	US$’000
Trade payables
Nanjing GenScript Biotech Co., Ltd.	311	935
Jiangsu GenScript Biotech Co., Ltd	—	93
Genscript USA Incorporated	57	134
Nanjing Probio Biotech Co., Ltd.	—	21
Jiangsu Genscript Probio Biotech Co., Ltd	90	—
Total	458	1,183

	September 30, 2023	December 31, 2022
	US$’000 (Unaudited)	US$’000
Other payables
Nanjing GenScript Biotech Co., Ltd.	1,028	2,435
Jiangsu Genscript Probio Biotech Co., Ltd	115	4
GenScript USA Incorporated.	17	58
Jiangsu Genscript Biotech Co., Ltd	1	7
Nanjing Probio Biotech Co., Limited	—	3
Nanjing Bestzyme Bio-Engineering Co., Ltd.	1	—
Genscript Netherlands	—	1
Total	1,162	2,508

	September 30, 2023	December 31, 2022
	US$’000 (Unaudited)	US$’000
Lease liabilities
Genscript USA Holdings Inc	110	427
Nanjing GenScript Biotech Co., Ltd.	152	205
Total	262	632
Except for lease liabilities with incremental borrowing rates between 5.14% and 7.94% repayable over 5 years, all other related party balances are unsecured and repayable on demand and interest free.
(iii)Compensation of key management personnel of the Company:

	Nine months ended September 30,
	2023	2022
	US$’000 (Unaudited)	US$’000 (Unaudited)
Equity-settled share-based compensation expense	4,830	2,675
Short-term employee benefits	2,243	1,595
Total	7,073	4,270

19. FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS
Management has assessed that the fair values of cash and cash equivalents, pledged deposits, time deposits, financial assets included in prepayments, other receivables and other assets, trade receivables, trade payables and financial liabilities included in other payables and accruals approximate to their carrying amounts largely due to the short-term maturities of these instruments.
The Company’s finance department, headed by the Corporate Controller, is responsible for determining the policies and procedures for the fair value measurement of financial instruments. The finance department reports directly to the finance manager. At September 30, 2023, the finance department analyzed the movements in the values of financial instruments and determined the major inputs applied in the valuation. The valuation was reviewed and approved by the finance manager. The valuation process and results are discussed with the directors once a year for annual financial reporting.
The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.
The following table illustrates the fair value measurement hierarchy of the Company’s financial instruments:
Asset measured at fair value:
As at September 30, 2023 (Unaudited)

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	US$’000	US$’000	US$’000	US$’000
Financial assets at fair value through profit or loss	185,792	—	—	185,792
Financial assets measured at fair value consist of money market funds.
During the nine months ended September 30, 2023, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities.
20. SUBSEQUENT EVENT
On November 10, 2023, Legend Ireland entered into a ("License Agreement") with Novartis Pharma AG (“Novartis”) pursuant to which Legend Ireland granted Novartis an exclusive worldwide license under certain intellectual property rights controlled by Legend Ireland in order to develop, manufacture, commercialize and otherwise exploit certain chimeric antigen receptor T-cell (“CAR-T”) cell therapies targeting Delta-like ligand protein 3, including Legend’s existing autologous CAR-T cell therapy candidate which Legend refers to as “LB2102” ("Licensed Products"). The provisions of the License Agreement, subject to certain customary exceptions, will not become effective until the parties obtain any necessary consents and approvals, including review by the appropriate regulatory agencies under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “Conditions to Effectiveness”).

Following the occurrence of the Conditions to Effectiveness, Novartis will be obligated to pay to Legend a $100 million upfront cash payment. In addition, Legend will be eligible to receive from Novartis up to an aggregate of $1.01 billion in milestone payments upon achievement of specified clinical, regulatory and commercial milestones. Legend will also be eligible to receive tiered royalties from the high single digits to the low teens based upon net sales of Licensed Products, subject to certain reductions and offsets. Royalty payments obligations of Novartis continue on a Licensed Product-by-Licensed Product and country-by-country basis, until the latest of: (i) a specified period of time after the first commercial sale of such Licensed Product in such country; (ii) the expiration of the last-to-expire qualifying valid claim of a licensed patent that covers such Licensed Product in such country; and (iii) the expiration of regulatory exclusivity for such Licensed Product in such country.

21. APPROVAL OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The interim condensed consolidated financial statements were approved and authorized for issue by the Board of Directors on November 20, 2023.

Exhibit 99.3
In this Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), unless otherwise indicated or the context otherwise requires, “we,” “us,” “our,” the “Company” and “Legend Biotech” refer to Legend Biotech Corporation and its consolidated subsidiaries. References to “GenScript” refer to GenScript Biotech Corporation, our largest shareholder. “Legend Biotech,” the Legend logo and other trademarks or service marks of the Company appearing in this MD&A are the property of the Company. Solely for convenience, the trademarks, service marks and trade names referred to in this MD&A are without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. CARVYKTI is a registered trademark in the United States of Johnson & Johnson. Other trade names, trademarks and service marks of other companies appearing in this Annual Report are the property of their respective holders. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read the following discussion and analysis of our financial condition and results of operations together with our interim condensed consolidated financial statements and the accompanying notes.
This MD&A contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of present and historical facts and conditions are forward-looking statements. Forward-looking statements can often be identified by words or phrases, such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Such forward-looking statements reflect our current expectations and views of future events, but are not assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, our financial needs, our operational results and other future conditions. These forward-looking statements involve various risks and uncertainties. Many important factors may adversely affect such forward-looking statements and cause actual results to differ from those in any forward-looking statement, including, without limitation, our strategies and objectives; statements relating to CARVYKTI, including our expectations for CARVYKTI, such as our manufacturing and commercialization expectations for CARVYKTI and the potential effect of treatment with CARVYKTI; uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; competition in general; government, industry, and general product pricing and other political pressures; the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation, commercialization factors, including regulatory approval and pricing determinations; disruptions to access to raw materials; delays or disruptions at manufacturing facilities; proliferation and continuous evolution of new technologies; dislocations in the capital markets; and other important factors described under “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2023 (the “Annual Report”) and under “Risk Factors” in any other reports that we file with the Securities and Exchange Commission. As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, even if our results of operations, financial condition and liquidity are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.
Overview
We are primarily a global, clinical-stage biopharmaceutical company engaged in the discovery, development, manufacturing and commercialization of novel cell therapies for oncology and other indications. Our team of approximately 1,700 employees in the United States, China and Europe, our differentiated technology, global development and manufacturing strategy and expertise provide us with the ability to generate, test and manufacture next-generation cell therapies targeting indications with high unmet needs. Our lead product candidate, ciltacabtagene autoleucel, ("cilta-cel") (referred to as LCAR- B38M for purposes of our LEGEND-2 trial), is a CAR-T cell therapy we are jointly developing with our strategic partner, Janssen Biotech, Inc. ("Janssen"), for the treatment of multiple myeloma (“MM”). Clinical trial results achieved to date demonstrate that cilta-cel has the potential to deliver deep and durable anti-tumor responses in relapsed and refractory multiple myeloma (“RRMM”) patients with a manageable safety profile.

On February 28, 2022, cilta-cel was approved by the U.S. Food and Drug Administration (the “FDA”) under the trademark CARVYKTI for the treatment of adults with RRMM who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody. CARVYKTI was our first product approved by a health authority.
Recent Business Developments
•We, through our wholly owned subsidiary, Legend Biotech Ireland Limited, entered into an exclusive, global license agreement with Novartis Pharma AG. We granted Novartis the rights to develop, manufacture and commercialize LB2102 (NCT05680922) and other potential chimeric antigen receptor T-cell (CAR-T) therapies selectively targeting Delta-like ligand 3 (DLL3). Subject to closing, Novartis has agreed to pay us an upfront payment of $100 million after closing the transaction and up to $1.01 billion in milestone payments, as well as tiered royalties on net sales

•CARVYKTI (ciltacabtagene autoleucel; cilta-cel) generated approximately $152 million in net trade sales during the quarter, an increase of 30 percent over the previous quarter, driven by ongoing market launches, expanding market share and capacity improvements
•The first patient was randomized in the Phase 3 CARTITUDE-6 (NCT05257083) clinical trial evaluating daratumumab, bortezomib, lenalidomide and dexamethasone (DVRd) followed by cilta-cel versus DVRd followed by autologous stem cell transplant in participants with newly diagnosed multiple myeloma (sponsored by the European Myeloma Network)
•CARVYKTI is now available in Germany, as commercial demand continues
•The state-of-the-art facility that will manufacture cilta-cel in Ghent has received a license from the Federal Agency for Medicines and Health Products in Belgium to begin clinical supply manufacturing
•In September 2023, we received payment for a milestone under the Janssen Agreement in the amount of $20.0 million

•In November 2023, we appointed Jim Pepin as General Counsel. Mr. Pepin has been practicing law for over two decades. Prior to joining the Company, Mr. Pepin was Senior Vice President, General Counsel and Corporate Secretary of Aimmune Therapeutics. Prior to that, he also served as Vice President and General Counsel of Nestle HealthCare Nutrition for ten years. Mr. Pepin holds a Bachelor of Arts in Foreign Affairs from the University of Virginia and a Juris Doctor from the University of Virginia School of Law
•Cash and cash equivalents, deposits and investments of $1.4 billion, as of September 30, 2023, which we believe will fund our operations through 2025.

Global Economic Conditions

Changes in macroeconomic conditions have led to higher inflation, which has led to an increase in costs and has caused changes in fiscal and monetary policy, including increased interest rates. Product manufacturing in both the U.S. and China have continued. Currently we have not experienced any material impact to our material supply chain or as a result of inflation and rising interest rates. Increased quantities of certain raw materials and consumables have been stocked as an appropriate safety measure. We believe we have established robust sourcing strategies for all necessary materials and do not expect any significant impact.

Although we do not believe that these macroeconomic conditions have had a material impact on our financial position or results of operations to date, if these changes in economic conditions continue or if they increase in severity, it could result in further economic uncertainty and volatility in the capital markets in the near term, and could negatively affect our operations.

Comparison of Nine Months Ended September 30, 2023 and 2022
The following table summarizes our results of operations for the nine months ended September 30, 2023 and 2022:

	Nine months ended September 30,		Variance
	2023	2022
	(in thousands)
Consolidated Statement of Operations Data:
Revenue
License revenue	35,172	50,000	(14,828)
Collaboration revenue	170,369	39,236	131,133
Other revenue	138	136	2
Total revenue	205,679	89,372	116,307
Operating expenses:
Collaboration cost of revenue	(111,764)	(42,399)	(69,365)
Research and development expenses	(276,535)	(254,892)	(21,643)
Administrative expenses	(78,062)	(53,950)	(24,112)
Selling and distribution expenses	(60,481)	(67,594)	7,113
Other income and gains	49,812	4,693	45,119
Other expenses	(231)	(9,496)	9,265
Fair value (loss)/gain of warrant liability	(85,750)	30,200	(115,950)
Finance costs	(15,974)	(5,935)	(10,039)
Loss before tax	(373,306)	(310,001)	(63,305)
Income tax expense	(130)	(472)	342
Loss for the period	(373,436)	(310,473)	(62,963)
Revenue
License Revenue
License revenue for the nine months ended September 30, 2023 was $35.2 million, compared to $50.0 million for the nine months ended September 30, 2022. This decrease of $14.8 million was primarily driven by the nature and timing of milestones achieved as outlined in the Global Development Plan under the Janssen Agreement for cilta-cel for the nine months ended September 30, 2023.
Collaboration Revenue
Collaboration revenue for the nine months ended September 30, 2023 was $170.4 million, compared to $39.2 million for the nine months ended September 30, 2022. This increase of $131.1 million was due to an increase in revenue generated from sales of CARVYKTI in connection with the Janssen Agreement.

Other Revenue

Other revenue for the nine months ended September 30, 2023 was consistent with the nine months ended September 30, 2022. Other revenue relates to the licensing of certain patents to Nanjing Probio Biotech Co., Ltd. and its affiliates.
Operating Expenses
Collaboration cost of revenue
Collaboration cost of revenue for the nine months ended September 30, 2023 was $111.8 million compared to $42.4 million for the nine months ended September 30, 2022. This increase $69.4 million is a combination of our share of cost of sales incurred in the United States in connection with CARVYKTI sales under the Janssen Agreement and expenditures to support expansion in manufacturing capacity that cannot be capitalized.
Research and Development Expenses
Research and development expenses for the nine months ended September 30, 2023 were $276.5 million compared to $254.9 million for the nine months ended September 30, 2022. This increase of $21.6 million was primarily due to continuous research and development activities in cilta-cel, including higher patient enrollment for Phase 3 clinical trials for cilta-cel, and an increase in research and development activities for other pipeline items. The other pipeline expenses include continued investment in our solid tumor programs, which include two Investigational New Drug approvals that advanced into Phase 1 development.
Administrative Expenses
Administrative expenses for the nine months ended September 30, 2023 were $78.1 million compared to $54.0 million for the nine months ended September 30, 2022. The increase of $24.1 million was primarily due to the expansion of supporting administrative functions to facilitate continuous business growth and continued investment in building global information technology infrastructure.
Selling and Distribution Expenses

Selling and distribution expenses for the nine months ended September 30, 2023 were $60.5 million compared to $67.6 million for the nine months ended September 30, 2022. This decrease of $7.1 million was primarily due to non-recurring launch expenses incurred during the nine months ended September 30, 2022 to support the commercialization in the U.S market.
Other Income and Gains
Other income and gains for the nine months ended September 30, 2023 were $49.8 million compared to $4.7 million for the nine months ended September 30, 2022. The increase of $45.1 million was primarily due to an increase in interest income and gain on investments.
Other Expenses
Other expenses for the nine months ended September 30, 2023 were $0.2 million compared to $9.5 million for the nine months ended September 30, 2022. The decrease was primarily due to an unrealized foreign currency exchange gain in 2023 and an unrealized foreign currency exchange loss in 2022.
Finance Costs
Finance costs for the nine months ended September 30, 2023 were $16.0 million compared to $5.9 million for the nine months ended September 30, 2022. The increase was primarily due to interest on advance funding, which is interest-bearing borrowings funded by Janssen under the Janssen Agreement and constituted of principal and applicable interests upon such principal.
Fair Value (Loss)/ Gain of Warrant Liability
Fair value loss of warrant liability for the nine months ended September 30, 2023 was $85.8 million, compared to a fair value gain of $30.2 million for the nine months ended September 30, 2022. The increase was due to the fair value loss recorded on the full exercise of the warrant, which took place on May 11, 2023.
Loss for the Period
For the nine months ended September 30, 2023, net loss was $373.4 million, or $1.07 per share, compared to a net loss of $310.5 million, or $0.99 per share, for the nine months ended September 30, 2022.

Income Tax Expense
Income tax expense for the nine months ended September 30, 2023 was $0.1 million compared to $0.5 million for the nine months ended September 30, 2022.
Liquidity and Capital Resources
Sources of Liquidity
Since our inception, we have incurred significant operating losses. We expect to incur operating losses over the next several years as we advance the preclinical and clinical development of our research programs and product candidates. The Company's cash and cash equivalents, deposits and investments of $1.4 billion, as of September 30, 2023, extends cash runway through 2025, strengthened by recently completed financing. We might need additional capital to fund our operations in 2026 and beyond, which we may obtain from additional equity or debt financings, collaborations, licensing arrangements or other sources.

With the exception of our first product, CARVYKTI, which was approved by the FDA on February 28, 2022 for the treatment of adults with RRMM who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody, we do not currently have any approved products and we have not generated any revenue from product sales for other products. From inception through September 30, 2023, we have funded our operations primarily with approximately:

•$3.9 million in capital contributions from Genscript;
•$160.5 million in gross proceeds from the sale of our Series A preference shares;
•$685.0 million in upfront and milestone payments from Janssen under our collaboration and license agreement;
•$450.1 million in net proceeds from our U.S. initial public offering and an additional $12 million from a concurrent private placement with Genscript;
•$300.0 million in net proceeds from our private placement to an investor and related warrant issuance in May 2021;
•$323.4 million in net proceeds from our public offering of ADSs that closed in December 2021
•$250.0 million in advances from Janssen under our the Janssen Agreement;
•$377.6 million in net proceeds from our public offering of ADSs that closed in July 2022;
•$234.4 million in net proceeds from private placements to certain investors in May and June 2023;
•$349.3 million in net proceeds from our public offering of ADS that closed in May 2023; and
•$199.7 million in net proceeds from the exercise in full of a warrant held by one of our investors

As of September 30, 2023, we had approximately $1.0 billion in cash and cash equivalents, approximately $278.8 million of time deposits, approximately $185.8 million of financial assets measured at fair value through profit or loss and accumulated losses of $1.3 billion.

Certain of our subsidiaries, including those registered as wholly foreign-owned enterprises in the People's Republic of China (the "PRC"), are required to set aside at least 10.0% of their after-tax profits to their general reserves until such reserves reach 50.0% of their registered capital. Under PRC regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Although we do not currently require any such dividends from our PRC subsidiaries to fund our operations, should we require additional sources of liquidity in the future, such restrictions may have a material adverse effect on our liquidity and capital resources. For more information, see “Item 4.B-Business Overview - Government Regulation - PRC Regulation - Other PRC National- and Provincial-Level Laws and Regulations - Regulations Relating to Dividend Distributions” in our Annual Report.

Cash Flows

The following table shows a summary of our cash flow:

	Nine months ended September 30,
	2023	2022
	US$’000 (Unaudited)
Net cash used in operating activities	(297,631)	(151,539)
Net cash used in investing activities	(314,723)	(102,024)
Net cash provided by financing activities	790,565	378,759
Net increase in cash and cash equivalents	178,211	125,196
Operating Activities
Net cash used in operating activities for the nine months ended September 30, 2023 was $297.6 million, primarily as a result of net loss before tax of $373.3 million after adjusting for non-cash items, and changes in operating assets and liabilities. Non-cash items are mainly from $85.8 million of fair value loss of warrant liability and $35.1 million of equity-settled share-based compensation expense. Changes in operating assets and liabilities mainly include a decrease in trade payables of $15.7 million and a decrease in other payables and accruals of $28.8 million, partially offset by approximately $32.9 million of interest income received.

Net cash used in operating activities for the nine months ended September 30, 2022 was $151.5 million, primarily as a result of net loss before tax of $310.0 million after adjusting for non-cash items, and changes in operating assets and liabilities. Non-cash items are mainly from $30.2 million of fair value loss of warrant liability and $25.4 million of equity-settled share-based compensation expense. Changes in operating assets and liabilities mainly include a decrease in trade receivables of $50.4 million offset by an increase in prepayments, other receivables, and other assets of $63.4 million and a increase in other payables and accruals of $117.5 million.
Investing Activities
Net cash used in investing activities for the nine months ended September 30, 2023, was $314.7 million, consisting primarily of the prepayment to Janssen for collaboration assets of $80.2 million and an increase of time deposits of $2,948.7 million, offset by a decrease of time deposits of $2,722.7 million.

Net cash used in investing activities for the nine months ended September 30, 2022 was $102.0 million, consisting primarily of purchase of financial assets measured through fair value through profit or loss of $160.0 million, offset by $100.0 million cash received from the withdrawal of financial assets measured at fair value through profit or loss and $30.0 million of cash received from the withdrawal of financial assets measured at amortized cost. There was an approximately $370.0 million increase of time deposits, offset by a decrease of time deposits of $320.6 million.
Financing Activities
Net cash provided by financing activities for the nine months ended September 30, 2023 was $790.6 million, consisting primarily of proceeds from issuance of ordinary shares for a follow on public offering, net of issuance costs, of $349.3 million, $199.7 million of net proceeds from the exercise of warrant by the warrant holder, and $234.4 million of net proceeds from the issuance of ordinary shares to institutional investors.

Net cash provided by financing activities for the nine months ended September 30, 2022 was $378.8 million, consisting primarily of proceeds from issuance of ordinary shares for a follow on public offering, net of issuance costs, of $377.6 million.

Capital Expenditure
Our capital expenditures for the nine months ended September 30, 2023 and 2022 amounted to $90.6 million and $44.5 million, respectively. These expenditures primarily consisted of property, plant, equipment and collaboration prepaid leases.
Funding Requirements
We expect to incur significant expenses and operating losses for the foreseeable future as we advance the preclinical and clinical development of our research programs and product candidates, particularly as we continue the research and development of, continue or initiate clinical trials of, and seek marketing approval for, our product candidates. In addition, following FDA’s approval of CARVYKTI, we have incurred and expect to continue to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of potential collaborators. For example, in addition to investing in our own facilities, we expect to supplement our manufacturing capabilities and infrastructure by entering into agreements with one or more CMOs. Furthermore, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

Although consequences of the macroeconomic conditions, including the COVID-19 pandemic and inflation, and resulting economic uncertainty could adversely affect our liquidity and capital resources in the future, and cash requirements may fluctuate based on the timing and extent of many factors such as those discussed below, we currently expect our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including:

•the scope, progress, results and costs of product discovery, preclinical studies and clinical trials;
•the scope, prioritization and number of our research and development programs;
•the costs, timing and outcome of regulatory review of our product candidates;
•our ability to establish and maintain collaborations on favorable terms, if at all;
•the achievement of milestones or occurrence of other developments that trigger payments under the Janssen Agreement and any other collaboration agreements we enter into;
•the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under collaboration agreements, if any;
•the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;
•the extent to which we acquire or in-license other product candidates and technologies;
•the costs of securing manufacturing arrangements for commercial production; and
•the costs of establishing or contracting for sales and marketing capabilities if we obtain regulatory approvals to market our product candidates.

In addition to cilta-cel, we have a broad portfolio of earlier-stage product candidates. Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales for such product candidates. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of product candidates that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, holders of our ADSs will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market that we would otherwise prefer to develop and market ourselves.

Under the Janssen Agreement, until such time as our collaboration experiences its first profitable year, we are entitled to receive advances from Janssen if the collaboration’s estimated working capital for any year falls below $50 million. In such event, Janssen provides advances to us in an amount equal to the excess of $50 million over the collaboration’s working capital for the year. The total amount of such advances in any calendar year may not exceed $125 million and the total amount of such advances outstanding at any time may not exceed $250 million.The interest rate pursuant to the Janssen Agreement has transitioned in accordance with the LIBOR Act. Thus, outstanding advances accrue interest at 12-month CME Term SOFR plus LIBOR/SOFR adjustment (12 month) plus a margin of 2.5%. Janssen has the right to recoup such advances and interest from our share of the collaboration’s pre-tax profits and, subject to some limitations, from milestone payments due to us under the Janssen Agreement. We are not otherwise obligated to repay the advances or interest, except in connection with a change in control of our company or a termination of the Janssen Agreement by Janssen due to our material breach of the agreement. We may at any time in our discretion voluntarily pre-pay any portion of the then outstanding advances or associated interest. As of September 30, 2023, the aggregate outstanding principal amount of such advances and interest was approximately $250.0 million and $25.9 million, respectively.
Quantitative and Qualitative Disclosures About Market Risk
Our cash is held in readily available operating accounts and short to medium term deposits and securities. These securities are principal secured and not adversely impacted by interest rate fluctuations. As a result, a change in market interest rates would not have any significant impact on our cash balance.

Pursuant to the Janssen Agreement, the advances we receive from Janssen accrue interest at 12-month CME Term SOFR plus LIBOR/SOFR adjustment (12 month) plus a margin of 2.5%. Accordingly, changes in SOFR could result in fluctuations in our cash flows. For example, based on the $250.0 million aggregate principal amount of advances outstanding from Janssen as of September 30, 2023, a 0.5% (fifty basis point) per annum increase in SOFR would result in an additional $1.3 million per year in interest payable by us.

Inflation generally affects us by increasing our cost of labor and clinical trial costs. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the nine months ended September 30, 2023 and 2022.

We also do not believe that we are exposed to any material foreign currency exchange rate risk.